FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

    Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

Securities Exchange Act of 1934

For the month of October 2004

ABBEY NATIONAL PLC
(Translation of registrant’s name into English)

Abbey National House, 2 Triton Square, Regent's Place
London NW1 3AN, England
 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F . . . .X. . . . Form 40-F . . . . . . . .

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

 Yes .. . . . . . . No . . .X. . . .

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN OR INTO OR FROM CANADA, AUSTRALIA, JAPAN, MALAYSIA OR ITALY

FOR IMMEDIATE RELEASE

21 October 2004

ABBEY WELCOMES SANTANDER ANNOUNCEMENT REGARDING NEW ABBEY CEO

Abbey National plc (“Abbey”) notes the announcement made today by Banco Santander Central Hispano, S.A. (“Santander”) that it intends to appoint Francisco Gomez-Roldán as Abbey Chief Executive with effect from 15th November 2004, subject to completion of the acquisition of Abbey by Santander.

Lord Burns has also agreed to stay on as Chairman of Abbey following completion of the acquisition.

Lord Burns said: “Luqman and I welcome the announcement by Santander that it intends to appoint Mr Gomez-Roldán upon completion of the acquisition of Abbey by Santander. His extensive experience with the Santander group will be invaluable in ensuring Abbey’s transition to new ownership goes smoothly. His credentials in retail banking, including his time as Chief Executive of Banesto, and his in-depth knowledge of Santander’s technology, will be of great benefit to the continuing revitalisation of Abbey.

“As I said at the shareholder meetings last week, I am looking forward to continuing as Abbey Chairman, and working with Francisco, helping with the integration and continuing the successful turnaround of the bank.”

End

Enquiries to:

Media

Christina Mills	020 7756 4212
Matt Young	020 7756 4232

Analysts/investors

Rohith Chandra-Rajan	020 7756 4184
Israel Santos	020 7756 4181

The availability of the Acquisition to persons who are not resident in the United Kingdom may be affected by the laws of the relevant jurisdictions in which they are located. Persons who are not resident in the United Kingdom should inform themselves of, and observe, any applicable requirements.

Morgan Stanley & Co. Limited is acting exclusively for Abbey and for no one else in connection with the Acquisition, will not regard any other person as a client in relation to the Acquisition and will not be responsible to anyone other than Abbey for providing the protections afforded to clients of Morgan Stanley & Co. Limited nor for providing advice in relation to the Acquisition, or any matter referred to herein.

Lehman Brothers International is acting exclusively for Abbey and for no one else in connection with the Acquisition, will not regard any other person as a client in relation to the Acquisition and will not be responsible to anyone other than Abbey for providing the protections afforded to clients of Lehman Brothers International nor for providing advice in relation to the Acquisition, or any matter referred to herein.

UBS Investment Bank is acting exclusively for Abbey and for no one else in connection with the Acquisition, will not regard any other person as a client in relation to the Acquisition and will not be responsible to anyone other than Abbey for providing the protections afforded to clients of UBS Investment Bank nor for providing advice in relation to the Acquisition, or any matter referred to herein.

This announcement does not constitute an offer for sale of any securities or an offer or an invitation to purchase any securities in any jurisdiction. The New Banco Santander Shares will only be distributed to existing Abbey Shareholders. The New Banco Santander Shares to be issued to Abbey Shareholders under the Scheme have not been, and will not be, registered under the U.S. Securities Act of 1933, as amended, or under the securities laws of any state, district or other jurisdiction of the United States, Australia, Japan, Malaysia or Italy and no regulatory clearances in respect of the registration of New Banco Santander Shares have been, or will be, applied for in any jurisdiction (other than as set out in the following paragraph). In the United States, the New Banco Santander Shares will be issued in reliance upon the exemption from the registration requirements of the U.S. Securities Act of 1933, as amended, provided by Section 3(a)(10) thereof. Under applicable US securities laws, Abbey Shareholders and holders of Abbey ADSs who are affiliates of Abbey prior to, or will be affiliates of Banco Santander after, the Effective Date will be subject to certain U.S. transfer restrictions relating to the New Banco Santander Shares and the New Banco Santander ADSs received in connection with the Scheme.

The provincial securities laws in all provinces of Canada, other than Quebec, require the first trade in the New Banco Santander Shares to be made through an exchange or a market outside of Canada or to a person or company outside of Canada or otherwise on a prospectus exempt basis under such laws. In addition, when selling the shares, holders resident in a province of Canada other than Quebec must use a dealer appropriately registered in such province or rely on an exemption from the registration requirements of such province. Banco Santander will apply for a ruling or order of the Financial Markets Authority in the Province of Quebec to exempt the first trade or resale of New Banco Santander shares issued to Abbey Shareholders resident in the Province of Quebec from the prospectus and registration requirements of Quebec securities legislation.

This is not an advertisement in the course of investment business.

SIGNATURES

             Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ABBEY NATIONAL PLC
Date: 21 October 2004	By: /s/ Jonathan Burgess
Jonathan Burgess Head of Investor Relations